INTENTIONAL GAP YEAR™

Program Curriculum Overview

The following pages outline the 5 principles, 25 lessons, and 75 activity topics that comprise our copyrighted program curriculum for The Intentional Gap Year™ workshop.

Program Topics

AWARENESS

YOU ARE YOUR GREATEST GUIDE

It's OK to Not Know

You are Your Greatest Guide

Self-Awareness Is the Key to Personal Power

WHAT'S YOUR PROBLEM?

The Unknown Is a Natural Part of Life

Your Thoughts Create Your Problems

Regaining Control Starts with Managing Your Mind

CREATING SOLUTIONS BY CHANGING YOUR STORY

Identify Your Present Story

Uncover the Deeper Problem

Create Solutions by Changing Your Story

THE POWER OF YOUR FOCUS

Discipline Your Focus on the Positive

Focus on Solutions by Asking Empowering Questions

Focus on Gratitude by Appreciating What Is

SMALL SHIFTS CREATE BIG CHANGES

Focus on 1% Improvements

Trade Self Judgement for Curiosity

Cultivating Self-Awareness Is a Life Long Practice

ACCEPTANCE

EMBRACING THE UNCOMFORTABLE

Feelings without Stories Are Simply Sensations

Everything You Desire, and Fear, Is Ultimately a Feeling

Embrace Discomfort to Live a Fully Empowered Life

BREAKING THE HABIT OF BUFFERING

Take Responsibility for Buffering

Numbing from One Thing Numbs You from Everything

Happiness Comes from Within

FEEL IT TO HEAL IT

Allow Your Emotions without Trying to Change Them

Stop Living In Comparison

Know that This Too Shall Pass

CHOOSING EMOTIONAL MATURITY

Blaming Others for Your Emotional State Disempowers You

Taking Full Responsibility Sets You Free

Self-Regulating Emotional Maturity Is Your Job

SETTING YOURSELF FREE EMOTIONALLY

Nothing Is Personal

Forgiveness Is a Gift You Give Yourself

Unconditional Self Love Is Your Super Power

ALIGNMENT

WHAT'S THE RUSH?

Slowing Down IS an Option

You Are a Creator of Time

Alignment Leads to Acceleration

CLARIFYING YOUR DESIRES

Clarity Is Power, So What Do You Want?

Follow Your Highest Excitement

Experience Is the Master Teacher

BELIEVING IN POSSIBILITY

Let Go of Your Limiting Beliefs

Affirm the Possibility of Your Dreams

Gently Persuade Your Inner Skeptic

ANCHORING INTO YOUR WHY

Clarify the Core Feeling You Want

Anchor into Your Reason Why

Connect with How Your Dreams Benefit Others

YOUR INTENTIONAL GAP YEAR

Connect With Your Clear Intention

Let Go of the "How"

Use Personal Experience to Constantly Self-Adjust

INTENTIONAL GAP YEAR™

ACTION

BUSTING THE "READY" MYTH

Ready Is Never the Sign That It's Time to Take Action

Confidence Is the Result of Committed, Courageous Action

Everyone Starts at the Beginning

THE MANY FACES OF FEAR

Identify How Fear Shows Up for You

Fear Is Just Trying to Keep You Safe

Take Control in Your Relationship with Fear

FEELING FEAR AND DOING "IT" ANYWAY

Take Your Journey One Small Step at a Time

Honor Your Commitment to Yourself

Massive Action Makes Failure Impossible

WHATEVER YOU DO, TRUST YOUR GUT

There Is No Such Thing as a Wrong Decision

Distinguish Between Discomfort and Danger

Always Trust Your Intuition

MAKING THE DECISION TO GROW

Doing Enough and Being Fulfilled are Decisions

Action Is the Catalyst for Growth

Your Life Holds the Greatest Lessons

ACCOUNTABILITY

MASTER YOUR MORNING

Commit to Yourself First

Know What Nourishes You

Always Come Back to Who You Are Being

FINDING COMMUNITY STARTS WITH FINDING YOURSELF

Alone Time Is the Best Way to Get to Know Yourself

Have Community for the Right Reasons

Become Who You Most Want to Surround Yourself With

BECOMING A CONSCIOUS CONSUMER

All the Content You Consume Is a Choice

Use Media to Motivate and Inspire

You Create Your Digital Reality

LIGHTEN UP, IT'S ONLY LIFE

Don't Take Yourself Too Seriously

Let Go of Your Labels

Use Joy as a Metric for Success

OFFICIALLY ON A GAP YEAR, NOW WHAT?

Acknowledge All the Work You Have Done

Share Your Journey with Others

Make the Most of Your Gap Year Community